U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              Pinnacle Foods, Inc.
                 (Name of Small Business Issuer in Its Charter)


               Pennsylvania                           23-3008972
     -------------------------------              -----------------
     (State or Other Jurisdiction of              (I.R.S.  Employer
      Incorporation or Organization)              Identification No.)


   980 Glasgow Street, Pottstown, PA                     19464
   ---------------------------------              -------------------
(Address of Principal Executive Offices)               (Zip Code)


                                 (610) 705-3620
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:


       Title of Each Class                 Name of  Each Exchange on Which
       to be so Registered                  Each Class is to be Registered

               None
       ---------------------                      ---------------------

       ---------------------                      ---------------------

     Securities to be registered under Section 12(g) of the Act:



                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                      INDEX

                                                                            Page
                                                                            ----

PART I   ......................................................................3

         Item 1.  Business.....................................................3
         Item 2.  Management's Discussion and Analysis or Plan of
                  Operation....................................................6
         Item 3.  Description of Properties...................................10
         Item 4.  Security Ownership of Certain Beneficial Owners and
                  Management..................................................10
         Item 5.  Directors, Executive Officers, Promoters and
                  Control Persons.............................................11
         Item 6.  Executive Compensation......................................12
         Item 7.  Certain Relationships and Related Transactions..............15
         Item 8.  Description of Securities...................................15

PART II  .....................................................................15
         Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters.................15
         Item 2.  Legal Proceedings...........................................16
         Item 3.  Changes in and Disagreements with Accountants...............17
         Item 4.  Recent Sales of Unregistered Securities.....................17
         Item 5.  Indemnification of Directors and Officers...................18

PART F/S.         Financial Statements........................................20

PART III .....................................................................37

         Item 1.  Index to Exhibits...........................................37

                                     PART I

Item 1.   Business.

          Introduction

          We were incorporated on July 20, 1999 in the Commonwealth of Pennsylvania to provide case ready meat packaging services to the retail supermarket industry. "Case ready" refers to meat products which can be taken out of a box and put directly into a supermarket meat case without any further processing or packaging. Included in the definition of "case-ready" meats are fully prepared or value added protein products such as marinated and seasoned fresh meats, although we do not currently produce any such products.

          We believe we are developing strong partnering and strategic relationships and alliances with major supermarket chains and suppliers with the intent of enabling us to produce high quality food products under high quality food safety standards using leading edge technology.

          General

          We are a service provider to supermarkets and other retail meat sellers. We receive uncut meats, and cut, trim, and package them for their retail purchasers. We believe we are offering retail meat sellers a product which adds value by eliminating their local, on-site butchering needs, and by allowing them to order and sell only those cuts of meat which sell well in their respective stores. Our service also allows our customers to avoid having to deal with an increasing shortage of butchers willing and able to work at the various retail locations.

          We incorporate advanced technology to provide a wide range of cost effective services to our customers. Strategically located in the highly populated area of the Northeastern United States, we have developed a production process which requires less skilled labor per pound than that currently being employed by supermarkets. This process allows us to produce what we believe is a superior product to supply the meat needs of retailers. Using what we believe is advanced technology and state of the art facilities allows for the trimming, cutting, wrapping, and even labeling and pricing of the retail product with extended shelf life that cannot be achieved at the store level. The system is intended, among other things, to enable the supermarket retailer to reduce or eliminate shrink (throw outs).

          Our case ready packing process is meant to be a high volume and high efficiency product line process whereby we process whole loins, cut, packaged, weighed and priced for delivery to the retailer. We believe that this product line is a significant breakthrough for the case ready trend of the industry.

         We have established a strategic relationship with Robert Reiser & Co., a leading manufacturer of case ready packaging equipment. Substantially all of the production line equipment necessary for our operations has been obtained from Robert Reiser & Co. The equipment is connected by conveyor belts and includes cutting, wrapping, loading, grinding, labeling and other equipment. Also included is equipment used to create a modified atmosphere in each case ready package. Modified atmosphere packaging ("MAP") refers to the use of deep barrier foam and plastic trays to house the meat, and the process of heat sealing the lid tightly, evacuating the atmosphere in the package, and replacing it with a proprietary mixture including oxygen. This process extends shelf life, keeps the meat an appetizing bright meat color (using no additives), and eliminates leakage. We have invested time and product to make shelf life studies under varying conditions of temperature and handling abuse to determine the best method of creating the MAP and packaging the product.

          The Northeast corridor contains what we believe is the greatest concentration of people and wealth in the country. We are attempting to locate ourselves strategically so we can supply many of the supermarkets in the areas where our facilities are located. See, "Properties."

          Industry Background

          We believe the demand for case-ready meat products in the supermarket and price club sector has grown rapidly in recent years as labor, food safety, product consistency, and consumers' buying habits have all become issues of great importance. In this environment, the supermarket industry is exploring strategic alliances with selected vendors to create a vertically integrated supply chain which will allow them to manage their needs in these product areas.

          The industry segment we serve has seen tremendous change in the past few years. Convenience for the retail consumers, added value for the retailer to increase margins, a longer shelf life for better inventory management, and an elective marketing program geared toward the concept of "sell through" have become the action plans of forward looking supermarket companies.

          Super Market News, an influential trade magazine, noted in its February, 1999 issue that retailers who are providing convenient products will differentiate themselves from normal "special" (i.e. sale) pricing strategies and influence more and more customers to select higher margin items. The trade magazine also stated that among the challenges facing supermarket meat departments are: a) maintaining sales percentages, b) increasing customer demand, c) insuring food safety, and d) providing more convenient products. National sales of supermarket meat departments are estimated to be approximately $ 44 billion. Currently, only about 4.0% ($1.75 billion) of supermarket meat department sales come from the value added (case ready) product lines. In addition, ground beef and pork are the first and second largest volume sales in the meat department, with the exception of poultry. The trade estimates that approximately 30% of meat sales come from ground beef. We believe that retailers can make money with a case ready program. In an article in March, 1999's Meat & Poultry magazine, the case ready evolution was discussed. It raises concerns that supermarket industry consolidation is forcing retailers to cut losses in order to remain competitive. It is forcing them to look at meat sales lost through out-of-stock and product yield losses. We estimate that 20% of sales are lost through these factors. Other factors are meat department staffing and food safety related issues at the supermarkets and finally, value added products to added margin.

          In the supermarket category, sales of beef and pork are growing rapidly. There is significant room for growth in both pork and beef using advanced technologies to increase efficiencies and lower labor and packaging costs. Butchers are in dwindling supply and supermarkets want to limit their costs and liability with regard to meat integrity and costs to produce and package. Supermarkets are looking for assistance from their suppliers in meeting their goals. Case-ready pork and beef provide supermarkets with product requiring very little handling, freeing up space for additional sales and promotions and focus on customer service.

          Customers and Suppliers

          We have relatively few customers because our services are provided to large and medium size retail supermarket chains, of which there are relatively few servicing any particular geographic area. In the year ended December 31, 2000, our largest customer accounted for approximately 65% of our revenues and our largest three customers accounted for approximately 95% of our revenues collectively. The concentration of our customers was comparable for the year ended December 31, 1999 and the nine months ended September 30, 2000, for which financial statements are included in this registration statement. The loss of any single customer would therefore have a material adverse effect on our business. We do not have a written agreement with any of our customers; orders are placed periodically, usually once or twice per week.

          We purchase uncut meat from between ten and fifteen suppliers. Sometimes our customer dictates the source of our meat supply, but in many cases we are free to select the supplier. We believe ourselves to be on good terms with our suppliers. The meat supply industry is consolidating and therefore, it is likely that fewer suppliers will be available to service our requirements in the future. If we are unable to obtain reliable sources of supply because of such consolidation or for any other reason it would have an adverse effect on our business.

          Employees

          Our employees at both the Philadelphia facility and the Pottstown facility are represented by Local 56 of the United Food and Commercial Workers' Union. Our collective bargaining agreement with this union expires in 2004. Approximately 15 employees are working at the Philadelphia facility and approximately 200 employees are working at the Pottstown facility. We consider our relations with our employees to be good.

          We are considering commencing operations in New England. See, "Properties." If we do so, we will be required to recruit up to 250 skilled employees to be able properly to staff the New England facility. At present we have not began to do so, and there is no assurance that we will be able to do so.

          Competition

          We do not believe that the case ready concept lends itself well to the long transportation time required from central processors (located mainly in the Midwest). For this reason, we believe that a case-ready packer/processor must be located near its customers. Although we know of no major competition for case ready products in our target market area which cut and package all the types of meat which we do, there are some regional case ready firms working in some meat products which compete with us.

          Management believes that the case ready meat industry is in its infancy. Accordingly, it is very likely that as the industry develops, other companies in the meat packaging and production industries will become competitors of ours. These potential competitors may include supermarket chains, meat packaging companies, slaughterhouses, and other participants in the food industry. In fact, we are aware that some such companies are actively considering entering the industry. When other companies do enter the industry, they will probably have greater financial and other resources, management experience, and contacts than we do. Additionally, these companies may be able to purchase their raw materials at a lower cost than we can. In the event that any of these things occur, there would likely be a detrimental effect on our business.

          Market

          The market in which we operate is comprised of large and medium-sized retail supermarket chains serving consumers of all economic strata. Within those markets we believe we have close contacts with all the major retail supermarket chains. Several of these chains are currently our customers. See, "Customers and Suppliers."

          We hope to provide for telephone sales contact to each branch store of each of our customers. We plan to have regular on-site inspections by members of our marketing department and field representatives to provide direct ongoing contact and assure that the customer is implementing our "sell through" strategy. These added value services are intended to allow the store to reduce out of stock conditions, increase sales, and develop more elective promotions.

          We do not own any significant intellectual property rights and are not dependent on any property rights key to our operations.

          Pinnacle sought and achieved the program for Certified Angus Beef. This program allows us to produce Certified Angus Beef (CAB) products to licensed customers. Pinnacle is one of the only CAB MAP producers in the country.

          Government Regulation

          Under the USDA (United States Department of Agriculture) HACCP program, responsibility for inspection of product and facility has shifted in great part to the processor. Each processor is responsible to review, write, audit, and maintain records regarding all aspects of its operations. A processor must review its facility, operation, process flow, sanitation and people. The processor is responsible to identify within its process any potential areas (points) that can cause problems with or contaminate product. Our operations are in compliance with all applicable USDA requirements.

          We have instituted several key methodologies to ensure that our products are in compliance with the United States Department of Agriculture inspection methodology -- the HACCP (Hazard Analysis Critical Control Point) program. Management has training and backgrounds in food safety related programs, and new management to be hired will be required to have mastered appropriate food safety related programs. We also intend to use outside experts to audit, and to train and update the management team in food safety procedures and requirements on a regular basis.

          As a reporting company under the Securities Exchange Act of 1934, we will be required regularly to file materials with the Securities and Exchange Commission (the "SEC"). The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information relating to the operation of the Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains an Internet site (http:\\www.sec.gov) that contains information relating to issuers that file these materials electronically.

          We have applied for an economic development loan in the amount of $10 million which would be used in part to refurbish the planned New England facility and to install necessary equipment there. There is no assurance that we will receive any portion of this loan, let alone the full amount of the loan. However, if the loan is obtained, we will be required to comply with the governmental restrictions applicable to the loan.

          Although we have no commitments for business at the New England facility, we are actively seeking customer sales to accommodate the facility. If the economic development loan is received by the end of February, 2001, then this facility is expected to be ready before the end of 2001. The added capacity of the New England facility would enable us to serve future customers between New York and Boston.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

          Note Regarding Forward-Looking Statements

          This registration statement contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this registration statement relate to projected results of operations, earnings, revenues, dividends, cash flows, and capital expenditures, management's future plans and objectives, future economic performance, business strategies, operating efficiencies, budgets, competitive positions, growth opportunities for existing and new businesses and other matters. Statements in this registration statement which are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Sections 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

          These forward-looking statements, wherever they occur in this registration statement, are necessarily estimates reflecting the best judgment of the management of Pinnacle Foods, Inc. and involve a number of risks and uncertainties that could cause actual results to differ from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this registration statement. Results could differ materially depending on such factors as Pinnacle's inability to generate cash and reduce debt, business climate, economic and competitive uncertainties, higher production costs, reduced level of customer orders, ability to integrate the proposed New England expansion, environmental and safety regulations and clean-up costs, adverse legal and regulatory developments, and adverse changes in economic and political climates around the world. Additional factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements include, without limitation:

          o the risk of legislative, regulatory or other governmental action imposing additional restrictions on our operations or to increase the burden of necessary regulatory approvals for our operations;

          o the risk of a significant delay in the expected completion of, and unexpected consequences resulting from, contemplated expansion into New England, including the inability to obtain financing for renovations to the building or close the transaction or unexpected difficulties in integrating the operations, difficulties in achieving anticipated cost savings, difficulties in achieving other operational improvements and revenue enhancements, and diversion of management's focus and resources from other strategic opportunities and from operational matters during the expansion process;

          o the risk that the assumptions and estimates underlying the anticipated cost savings may prove to be faulty or other factors may adversely affect the amount, nature or timing of anticipated cost savings;

          o future state and federal regulatory and/or legislative initiatives, including regulatory changes affecting the meat packaging industry and environmental matters might increase costs beyond the level anticipated, the development of competition in the case ready niche of the meat packaging industry, including: legislative and regulatory restructuring initiatives, nature and resources of competitors entering the industry, and technological developments resulting in competitive disadvantages;

          o factors affecting meat packaging operations caused by unanticipated supply shortages (caused by unusual weather conditions, disease, or other cause), work stoppages (caused by catastrophic weather-related damage, labor disputes, unanticipated maintenance or repairs, transportation problems or other cause), all of which may affect revenues and margins; and

          o the risk of pathogen contamination and resulting recall obligations.

          Words such as "estimate", "project", "plan", "intend", "expect", "believe", "anticipate" and similar expressions are intended to identify forward-looking statements, although not every forward-looking statement includes these words. These forward-looking statements are found at various places throughout this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not required to be publicly revised if circumstances change and we undertake no obligation to do so.

          Results of Operations

          Pinnacle Foods, Inc. was formed in July of 1999 and began production in early November 1999. Our focus was to become a strong regional supplier to the retail supermarket industry in the use of case ready packaging for meat.

          Period from Inception through December 31, 1999.

          Sales for 1999 were $238,000 but cost of sales were $462,000, which resulted in a gross loss of $224,000. When combined with general and administrative expense of $282,000 and interest expense, net of $24,000, we had a net loss of $529,000, or $0.08 per share. Management had expected that heavy investment in quality personnel and the costs associated with beginning a new company would result in start-up losses; however, our losses were exacerbated by a delay from July, 1999 to November, 1999 in commencing production.

          January 1, 2000 through September 30, 2000

          Sales for the nine months ended September 30, 2000 were $5.9 million. Sales steadily increased since December 31, 1999 and we have experienced a dramatic increase in sales since September 30, 2000. Although a portion of the increase in sales since September 30, 2000 was the result of our temporary agreement to produce case ready pork for a larger retailer, rising sales to other customers have since replaced the revenues lost when the temporary agreement ended. We believe the catalyst for the increase in sales was the announcement by Wal-Mart in 2000 of its intention to transform its meat operations completely to a case ready operation. We believe that this announcement accelerated the retail industry's transition to case ready operations and that the increased demand for case ready MAP products due to this accelerated transition will increase our future sales.

          In 2000, we became one of the first case-ready processors licensed to sell Certified Angus Beef (CAB) products in a Modified Atmosphere Package (MAP). We believe that our ability to sell CAB products will enhance sales by improving consumer's acceptance of MAP packaging. We currently market MAP products in four footprints (or packing trays) of varying dimension - the same four footprints that Wal-Mart announced it would target. Each footprint requires a dedicated packaging machine and corresponding capital expenditure. We believe that our ability to market MAP products in four different footprints allows us to be more responsive to our customer's needs than would be the case with fewer footprints.

          Cost of sales for the nine months ended September 30, 2000 were $6.6 million, which resulted in a gross loss of $0.7 million. During the summer of 2000, we added approximately two hundred employees at our Pottstown facility to accommodate an anticipated increase in sales that would occur in the fourth quarter of 2000. We believe our costs of sales during this period reflects higher labor costs per unit of sales volume than we expect in the future for two main reasons: first, we maintained a larger work-force than was necessary to support our sales during this period, and, second, we believe the efficiency of our employees will improve as they gain more experience with our production process.

          General and administrative expense for the nine months ended September 30, 2000 was $1.3 million. During the nine months ended September 30, 2000, we continued a comprehensive effort to educate and expand our work force to meet projected sales volume. Meat handlers and managers alike required training in the specialized process necessary to preserve the maximum shelf life of our product. These education costs contributed to the increase in general and administrative expense incurred during this period. We have also begun to plan to cross-train employees at our Pottstown and Philadelphia facilities to work at the proposed facility in New England.

          During this period, we completed renovations to the Pottstown facility necessary to comply with USDA requirements. While most of this cost was capitalized, some features of the renovation were completed by our own labor in order to expedite the process and to defray the cost of outside labor. This internal compensation expense was not capitalized. General & Administrative Expense was higher than it otherwise would have been for this nine-month period, in part, due to this uncapitalized expense.

          Interest expense, net for the nine months ended September 30, 2000 was $0.2 million, and our net loss for the period was $2.2 million or $0.23 per share.

          We expect continued revenue growth in 2001 as more of the retail stores within our customers' systems use our services. One of our major customers has advised us that it expects to be 100% case ready in pork by May 2001 with projected volume of the chain equal to 350,000 pounds per week. We have been asked to meet this demand and we believe that we are well positioned to do so. This growth in pork represents a three-fold increase in our present sales volume measured by weight.

          Liquidity and Capital Resources

          Our equity deficit of $ 0.4 million at September 30, 2000 has resulted from start-up and shake-down expenses and has been funded through operations and private offerings of stock or convertible debt. We have no available credit facilities to fund operating cash flow or investment opportunities.

          We have been chronically undercapitalized since formation. Although we had a line of credit with a small bank for a short period, the line was supported by personal guarantees of Messrs. Lundy and Queen who were unwilling to renew the guarantees. Consequently, we currently have no source of financing other than what we can generate through operations or by raising investor capital.

          Our shortage of funds became particularly acute over the summer of 2000 for three reasons. First, we expanded our operations into a second facility and made approximately $330,000 in capital improvements to get the plant in condition for our use. Second, we had continuous operating losses through 2000 as a result of volume's not reaching a break even point. Third, as our revenues grew, we required additional cash to support growing inventories and accounts receivable.

          Our liquidity difficulty has been further exacerbated by the requirement that we pay for meat supplies sooner than we are able to get paid by our customers, and because in the case of our largest customer, our meat supplier is also the paying agent for the customer. This paying agent deducts current meat purchases from prior amounts owed to us by the customer before remitting our payment.

          At September 30, 2000 we had $355,000 of cash; however, our bi-weekly payroll alone currently approximates $180,000. Our current ratio at September 30, 2000 was 0.68 which confirms our liquidity difficulty. Since September 30, 2000, however, a portion of our convertible debt was converted to equity and we have improved our operations, both of which developments have relieved somewhat the worst aspects of liquidity problem.

          We have applied for economic development loans of up to $10 million in connection with our possible expansion into New England. There is no assurance we will succeed in obtaining the loans. If received, the loan proceeds will be used for the following purposes (in millions):

               Refurbishment of New England Facility                $ 5.0
               Equipment to Furnish New England Facility              3.0
               Working Capital                                        2.0
                                                                  --------
               Total                                                $10.0
                                                                  ========

Item 3.   Description of Properties.

          We currently lease two USDA approved processing facilities. One facility is located at 980 Glasgow Road, Pottstown, Pennsylvania. The Pottstown facility serves as our executive offices, and the location where we process red meat and pork. The Pottstown facility is approximately 40,000 square feet in size. The lease expires on April 30, 2001, but the Company has three one year renewal options and an option to purchase the property for 90% its fair market value as determined by a local appraiser. The current annual base rental obligation for the Pottstown facility is approximately $93,600. We currently are in a dispute with the landlord of the Pottstown facility. See, "Legal Proceedings."

          We also rent a facility located at 934 North 3rd Street, Philadelphia, Pennsylvania. The Philadelphia facility, which serves as our center for processing case ready lamb, is approximately 15,000 square feet in size. The lease for this facility expires on August 31, 2002, but the Company has the option to renew the lease for an additional three year term. The current annual rental obligation for the Philadelphia facility is $67,320. The Philadelphia facility is beneficially owned by the parents of Samuel Lundy, our former President.

          We are negotiating to acquire a leasehold interest in a property located in New England. The property contains approximately 174,500 square feet of space. If acquired, the New England facility will require extensive rehabilitation for purposes of our use. We estimate the cost of such rehabilitation to be approximately $5,000,000.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth, as of January 5, 2001, the number of shares and percentage of our Common Stock beneficially owned by (i) each person who is known by us to own beneficially five percent or more of our outstanding common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our executive officers and directors as a group:



         Name of Individual or            Shares of Common Stock               Percentage of Common Stock
           Identity of Group                 Beneficially Owned                     Beneficially Owned
---------------------------------------------------------------------------------------------------------
Michael D. Queen                                983,334 (1)                              7.79 %
---------------------------------------------------------------------------------------------------------
Thomas P. McGreal                                     0                                  0.00 %
---------------------------------------------------------------------------------------------------------
C. Brent Moran                                   62,500 (2)                              0.49 %
---------------------------------------------------------------------------------------------------------
Richard A. Cheri                                      0                                  0.00 %
---------------------------------------------------------------------------------------------------------
Ellis M. Shore                                1,022,083 (3)                              8.10 %
---------------------------------------------------------------------------------------------------------
Robert V. Matthews                            1,379,167 (4)                             10.93 % (4)
---------------------------------------------------------------------------------------------------------
Lowell E. Mann                                  725,000                                  5.75 %
---------------------------------------------------------------------------------------------------------
All directors and officers as a group         1,045,834                                  8.28 %
(4 persons)
---------------------------------------------------------------------------------------------------------
                                       10

--------------
(1) Excludes 20 shares owned of record by Mr. Queen as custodian for his son, as to which Mr. Queen disclaims beneficial ownership.
(2)  Includes 12,500 shares to which Mr. Moran holds a vested option.
(3) Excludes 352,500 shares owned of record by Janet Shore, the wife of Ellis Shore, as to which Mr. Shore disclaims beneficial ownership.
(4) The figure and percentage in the table do not reflect 3,100,000 shares of the Company's common stock that Mr. Matthews may receive/acquire pursuant to his consulting agreement with the Company dated November 22, 2000. Mr. Matthews shall receive 1,100,000 shares upon the closing of debt financing, the aggregate gross proceeds of which shall not be less than $9,500,000, on terms reasonably acceptable to the Company. The consulting agreement also grants Mr. Matthew an option to purchase up to 2,000,000 shares of Common Stock of the Company, the exact number of which is dependent upon certain terms on which such debt financing is obtained.


Item 5.   Directors, Executive Officers, Promoters and Control Persons.

          The officers and directors of the Company are as follows:

          Name                   Age     Position
          ----                   ---     --------
          Michael Queen          45      President, Treasurer and Director
          Thomas K. McGreal      47      Vice President and Secretary
          C. Brent Moran         49      Vice President and Director
          Richard A. Cheri       40      Vice President of Case Ready Production


          Michael Queen

          Michael Queen has been the Company's President since 2000 when he succeeded Samuel Lundy. Mr. Queen has served as a director of the Company since July 20, 1999 and will hold office under his current term until the Annual Meeting of Shareholders in the year 2002. From 1997 to 1999 Mr. Queen was the Vice President of Sales, Marketing, and Business Analysis at Prizm Marketing Consultants of Blue Bell, Pennsylvania. Prior to that, from 1995 to 1997 Mr. Queen served as the president of Ocean King Enterprises, Inc. in Folcroft, Pennsylvania. From 1994 to 1996 Mr. Queen was the Director of Store Operations of Shoprite/Delaware Supermarkets, Inc. of Wilmington, Delaware, and from 1992 to 1994 Mr. Queen was a senior products manager at Pathmark Stores, Inc. at Woodbridge, New Jersey.

          C. Brent Moran

          Mr. Moran has served as a director of the Company since December 10, 1999 and will hold office under his current term until the Annual Meeting of Shareholders in the year 2001. Mr. Moran has over 24 years of management experience in the food industry. For the last seven years Mr. Moran has worked at the Alpha Meat Packing Company with case ready ground beef and fresh beef and pork. Prior to that Mr. Moran worked at Southland Corporation.

          Thomas K. McGreal

          Tom McGreal brings to Pinnacle Foods, Inc. over 24 years in the food industry. His most recent accomplishments include growing a small local HRI company into one of the largest regional purveyors, dramatically increasing gross sales. While working with the second largest national distributor of portion control meats, Mr. McGreal created the first regional processing system for portion control meats, which set the stage for others nationwide. He was also appointed by his peers to sit on the Blue Ribbon Committee to re-evaluate and update the Meat Buyers Guide a guide used by ever meat buyer and manger in the county. Mr. McGreal has also formulated interactive software for the meat department.


          Rick A. Cheri

          Rick Cheri brings to Pinnacle Foods, Inc. 20 years of meat industry experience. He has a B.S. degree in Animal Science from Penn State University with a minor in Meat Science. He has extensive knowledge of the meat-packing industry, having spent the last 15 years working for Taylor Packing Co., Inc. in Pennsylvania. During his tenure at Taylor Packing, Rick managed the production, quality assurance and marketing departments. Most recently, Rick was the Assistant Vice President of Case Ready Operation at Taylor Packing. He started, managed and grew the case ready program in 1995 and at least doubled the sales every year until he left the company to join Pinnacle Foods, Inc., Rick has been very involved in continuing this meat industry knowledge by working with numerous universities on research projects and has attended many management organizations and training seminars such as MIC and Zenger Miller, just to name a few.

Item 6.   Executive Compensation.

          The following table summarizes the compensation of our Chief Executive Officer and the four other most highly compensated executives of Pinnacle Foods, Inc. whose annual salary and bonuses exceed $100,000:


         Name and Principal Position            Year        Salary             Bonus                     Awards
         ---------------------------            ----        ------             -----                     ------
                                                              $                  $            Restricted      Securities
                                                                                               Stock (#)      Underlying
                                                                                              ----------      Options (#)
                                                                                                              -----------
--------------------------------------------------------------------------------------------------------------------------
Samuel Lundy, former President and              2000        57,692               0                 0               0
Chief Executive Officer                         1999        85,000               0                 0               0
--------------------------------------------------------------------------------------------------------------------------
Michael Queen, President and Chief Executive    2000       100,000             50,000              0            550,000
Officer                                         1999        58,000               0                 0               0
--------------------------------------------------------------------------------------------------------------------------
Thomas McGreal, Vice President                  2000          *                  0                 0            300,000
                                                1999          0                  0                 0               0
--------------------------------------------------------------------------------------------------------------------------
John M. Ward, former Treasurer                  2000          *                  0                 *            150,000
                                                1999          0                  0                 0               0
--------------------------------------------------------------------------------------------------------------------------

C. Brent Moran, Vice President                  2000          *                  0                 0            150,000
                                                1999          *                  0                 *            50,000
--------------------------------------------------------------------------------------------------------------------------
Richard A. Cheri, Vice President of Case        2000          *                  0                 0               0
Ready Production                                1999          0                  0                 0               0
--------------------------------------------------------------------------------------------------------------------------

* These executive officers received less than $100,000 in total compensation for each of the years indicated.

          Mr. Queen and the Company are parties to an Employment Agreement dated July 1, 1999 which provides for his employment as an officer (and if requested by the Company a director) of the Company until June 30, 2001. Mr. Queen receives an annual base salary of $100,000 and is eligible for bonuses as determined by the Company in its sole discretion. On December 31, 2000, the Board (of which Mr. Queen is one of two directors) awarded him a $50,000 bonus. Mr. Lundy was a party to an Employment Agreement dated July 1, 1999 which was terminated on June 8, 2000. Pursuant to this agreement, Mr. Lundy received an annual base salary of $100,000 and was eligible for bonuses as determined by the Company in its sole discretion. During the time Mr. Lundy's Employment Agreement was in effect, he served as our President and Chief Executive Officer.

          The following table summarizes the individual grants of stock options and freestanding SARs made during the year ended December 31, 2000 to each of the named executive officers:

                   Name                          Number of       Percent of total
                                                Securities         options/SARs     Exercise or base        Expiration
                                                Underlying          granted to       price ($/Share)           date
                                               Options/SARs        employees in
                                                granted (#)         fiscal year
                   (a)                              (b)               (c) (3)              (d)                (e)
--------------------------------------------------------------------------------------------------------------------------
Samuel Lundy, former President and Chief          0                    00.00 %            N/A                N/A
Executive Officer
--------------------------------------------------------------------------------------------------------------------------
Michael Queen, President and Chief                450,000 (1)          32.07 %            0.33               08/01/2005
Executive Officer                                 100,000 (1)                             0.33               12/31/2005
--------------------------------------------------------------------------------------------------------------------------
Thomas McGreal, Vice President                    300,000 (1)          17.49 %            0.30               08/01/2010
--------------------------------------------------------------------------------------------------------------------------
John M. Ward, former Treasurer                    150,000 (1)(2)       08.75 %            0.16               08/01/2010
--------------------------------------------------------------------------------------------------------------------------
C. Brent Moran, Vice President                     50,000 (1)          08.75 %            0.30               08/01/2010
                                                  100,000 (1)                             0.30               12/31/2010
--------------------------------------------------------------------------------------------------------------------------
Richard A. Cheri, Vice President of Case          0                    00.00 %            N/A                N/A
Ready Production
--------------------------------------------------------------------------------------------------------------------------

(1)  These options vest in accordance with section 7.1 of the Stock Option Plan.
     Twenty-five percent of options granted ........vest after one year of continuous employment following the date of the grant, and, after each of the next three years of continuous employment, an additional twenty-five percent of the total options granted vest.
(2) Mr. Ward left the Company in October 2000 and all of his options have lapsed.
(3) This percentage includes all options/SARs granted to the employee during 2000.

          The following table summarizes the aggregate stock options and SARs exercised during the year ended December 31, 2000 by each of the named executive officers and the aggregate value of any unexercised stock options and SARs, whether exercisable or unexercisable, by each of the named executive officers:

                   Name                     Shares acquired    Value realized       Number of            Value of
                                            on exercise (#)         ($)            unexercised         unexercised
                                                                                 options/SARs at       in-the-money
                                                                                   FY end (#),       options/SARs at
                                                                                   exercisable/        FY end ($),
                                                                                   Unexercisable       exercisable/
                                                                                                       Unexercisable
                   (a)                          (b)                 (c)                (d)               (e) (1)
----------------------------------------------------------------------------------------------------------------------
Samuel Lundy, former President and Chief          0                 0                 0/                  0
Executive Officer                                                                     0                   /0
----------------------------------------------------------------------------------------------------------------------
Michael Queen, President and Chief                0                 0                 0/                  0/
Executive Officer                                                                     550,000             836,000
----------------------------------------------------------------------------------------------------------------------
Thomas McGreal, Vice President                    0                 0                 0/                  0/
                                                                                      300,000             465,000
----------------------------------------------------------------------------------------------------------------------
John M. Ward, former Treasurer                    0                 0                 0/                  0/
                                                                                      0                   0
----------------------------------------------------------------------------------------------------------------------
C. Brent Moran, Vice President                    0                 0                 12,500/             21,125/
                                                                                      187,500             295,875
----------------------------------------------------------------------------------------------------------------------
Richard A. Cheri, Vice President of Case          0                 0                 0                   0
Ready Production                                                                      /0                  /0
----------------------------------------------------------------------------------------------------------------------

(1) These values are based on a per share price of $1.85 which was the closing price of the Common Stock as reported by www.pinksheets.com on December 31, 2000.

          We do not have a Long-Term Incentive Plan for our executive officers or any of our employees.

          We do not have an arrangement by which the directors, Messrs. Queen and Moran, receive compensation for their service as directors. However, Mr. Queen receives compensation for his service as president of the Company pursuant to his employment agreement. On December 10, 1999, Mr. Moran received 50,000 shares of the Company's common stock for consulting services rendered to the Company prior to becoming a director and received an incentive stock option to purchase 50,000 shares of the Company's common stock in connection with his duties as Vice President.

          Mr. Queen currently serves as our President under an employment agreement dated July 1, 1999 having a term of two years. The agreement requires Mr. Queen to serve as a director at the Company's request without further additional compensation. Mr. Queen receives an annual base salary of $100,000 and is eligible for bonuses as determined by the Company in its sole discretion. Under the agreement, Mr. Queen may be discharged for cause and is subject to non-compete and non-disclosure obligations.

          Mr. Lundy served as our President under an employment agreement dated July 1, 1999 having a term of two years. The agreement required Mr. Lundy to serve as a director at the Company's request without further additional compensation. Mr. Lundy received an annual base salary of $100,000 and was eligible for bonuses as determined by the Company in its sole discretion. Under the agreement, Mr. Lundy is subject to non-compete and non-disclosure obligations.

          We terminated Mr. Lundy's employment pursuant to a Termination Agreement dated June 9, 2000. Under the terms of the agreement, Mr. Lundy received approximately $8,000 in unpaid compensation and expenses; Mr. Lundy sold 2,000,000 shares of the Company's common stock to third party investors; the Company repaid certain bank debt which Mr. Lundy and his wife had guaranteed and obtained the release of the Lundy's collateral related thereto; Mr. Lundy waived any right to additional compensation or expense reimbursement; and Mr. Lundy made an additional capital contribution to the Company by forgiving a loan to the Company in the amount of $270,000. In connection with this agreement, the Company and Mr. Lundy each executed a general release that releases the other party from any and all claims arising out of the termination agreement (and agreements related thereto), without either admitting liability.

Item 7.   Certain Relationships and Related Transactions.

          The following are the promoters of Pinnacle Foods, Inc. and each made the respective contribution to the Company indicated next to his or its name below in exchange for the receipt of the number of shares of common stock set forth next to his or its name below upon formation of the Company:


          o   Michael D. Queen                $ 10,000      1,000,000 shares

          o   Samuel H. Lundy                 $ 17,500      1,750,000 shares

          o   Ellis M. Shore                  $ 17,500      1,750,000 shares

          o   Venture Services Group, Inc.    $ 12,500      1,250,000 shares

          Messrs. Queen and Lundy also received 250,000 shares of common stock each as compensation for personally guaranteeing a loan from Hudson United Bank (f/k/a Jefferson Bank) to the Company in the amount of $300,000 with an additional $100,000 line of credit.

          None of such promoters received or will receive anything of value, directly or indirectly, from the Company except for the receipt of the above shares of common stock received upon formation of the Company and except for:

          o Michael D. Queen is a party to an Employment Agreement with the Company dated July 1, 1999; see, "Executive Compensation."

          o Samuel H. Lundy was a party to an Employment Agreement with the Company dated July 1, 1999; see, "Executive Compensation." Such Employment Agreement was terminated in the summer of 2000. In connection with such termination, Mr. Lundy resigned as the President of and as a director of the Company and received unpaid compensation and reimbursement for prior expenses. Mr. Lundy contributed the balance due on outstanding loans that he had made to the Company as an additional capital contribution to the Company and the Company agreed to find persons to purchase all of Mr. Lundy's shares in the Company (which it subsequently did).

          o Ellis M. Shore receives $8,000 per month in exchange for consulting services.


Item 8.   Description of Securities.

          The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 par value per share, all of which have voting rights. At December 31, 2000, 11,517,633 shares of Common Stock were issued and outstanding.

          Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds legally available therefor. Any such dividends may be paid in cash, property or shares of Common Stock. The Company has never paid any dividends and does not anticipate doing so in the foreseeable future.

          Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors. Shareholders may not cumulate their votes for directors. The directors are elected each year on a staggered basis to a three-year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

          Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not liable to further call or assessment. The outstanding shares of Common Stock are fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          Since August 21, 2000 our Common Stock has been quoted in the over-the-counter market under the symbol "PFOD." Quotations can be obtained from www.pinksheets.com. The following table sets forth the high and low closing bid information for the Common Stock for the periods indicated:

          2000                                              High            Low
          ----                                              ----            ---

          Third Quarter (from August 21, 2000)              $3.50          $1.50
          Fourth Quarter                                    $3.50          $1.09

          2001
          ----

          First Quarter (through January 25, 2001)          $2.13          $1.59

          The information presented above was supplied to the Company by a stock quotation reporting service and reflects inter-dealer prices without mark-up, mark-down, or commission and may not represent actual transactions.

Item 2.   Legal Proceedings.

          We had a dispute with a contractor over improvements he made to our Philadelphia facility. The matter was pending in the Court of Common Pleas of Philadelphia County under the caption Metro Floor and Deck v. Pinnacle Foods, Inc. The contractor had demanded $30,000. On November 21, 2000, an arbitration panel entered an award of $15,000 in favor of Metro Floor and Deck; neither party appealed the arbitrator's award which we paid before December 31, 2000.

          We are in a dispute with Rocky Mountain Express Corporation, a carrier that provided delivery services to some of our supermarket customers. On August 30, 2000, we were served with a complaint demanding relief in the amount of approximately $17,000. The matter is pending in the District Court of Jefferson County, Colorado.

          We are also involved in a dispute with the landlord at the Pottstown facility. Proceedings began on November 11, 2000 in the Montgomery County Court of Common Pleas. The landlord has alleged that we failed to make timely rental payments and is seeking damages and ejectment. Our defense is that the rent was withheld because of the landlord's prior failure to honor its obligations to make certain improvements at the property. All rents due to date have either been paid to the landlord or deposited into escrow in the court where the litigation is pending. If we were to lose the suit, the landlord could eject us from the property, and we would lose the benefit of improvements made to the property in the approximate amount of $300,000.

          We also were contacted by The Iowa Packaging Company which expressed concern for our use of the name "Pinnacle Foods, Inc." Iowa Packaging requested that we avoid using our corporate name or "Pinnacle Foods" in connection with the sale of meat products. Iowa Packaging has not instituted legal proceedings against the Company but may do so in the future.

          We are vigorously contesting the claims of Rocky Mountain Express and of our landlord, and we have responded to the concern of Iowa Packaging.

          We have been threatened with a lawsuit by Nancy Jackson and Associates in connection with a placement fee for the hiring of a financial employee to which the plaintiff believes itself entitled. We have declined to pay the fee because the hired employee worked for the Company for only a short time. We are unable to project whether this dispute will result in litigation.

Item 3.   Changes in and Disagreements With Accountants.

          Subsequent to the audit of our financial statements for the period ended December 31, 1999, we decided to change accountants from Larson, Allen, Weishair & Co., LLP to Kronick Kalada Berdy and Co., P.C. The former accountant's report on our financial statements did not contain an adverse opinion or disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was made by our Board of Directors. There were no disagreements with the former accountant. Our new accountants were retained on or about September 1, 2000.

Item 4.   Recent Sales of Unregistered Securities.

          The following table sets forth information about all of our securities sold since the Company was organized in July, 1999, none of which were registered under the Securities Act of 1933:


        Date                Type of Securities Sold          Amount of Securities Sold            Price
        ----                -----------------------          -------------------------            -----
---------------------------------------------------------------------------------------------------------------
July 21, 1999 (1)              Common Stock (2)                6,000,000 shares             $0.01 per share
---------------------------------------------------------------------------------------------------------------
November 1, 1999 (3)           Common Stock (2)                2,250,000 shares             $0.16 per share
---------------------------------------------------------------------------------------------------------------
February 1, 2000 (4)           Common Stock (2)                640,000   shares             $1.00 per share
---------------------------------------------------------------------------------------------------------------
May 31, 2000 (5)               Convertible Debenture (6)       $275,000                           Par
---------------------------------------------------------------------------------------------------------------
June 30, 2000 (5)              Convertible Debenture (6)       $400,000                           Par
---------------------------------------------------------------------------------------------------------------
July 27, 2000 (5)              Convertible Debenture (6)       $370,240                           Par
---------------------------------------------------------------------------------------------------------------
July 31, 2000 (5)              Common Stock (2)                140,000   shares             $0.95 per share (7)
---------------------------------------------------------------------------------------------------------------
August 10, 2000 (5)            Common Stock (2)                472,000   shares             $0.75 per share
---------------------------------------------------------------------------------------------------------------
September 20, 2000 (5)         Convertible Debenture (6)       $ 350,000                          par
---------------------------------------------------------------------------------------------------------------
October 30, 2000 (5)           Common Stock (2)                167,000   shares             $1.50 per share
---------------------------------------------------------------------------------------------------------------
November 22, 2000 (8)          Common Stock (2)                1,100,000 shares             $2.00 per share
---------------------------------------------------------------------------------------------------------------

                                       17

-----------------
(1) Shares were sold to six initial investors upon formation of the Company in an offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
(2)  Common Stock, par value $0.01 per share.
(3) Sale made pursuant to Rule 504 promulgated under the Securities Act of 1933.
(4) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 18 purchasers in accordance with the requirements of the rule and the Notice of Sale of Securities on Form D as filed with the Securities and Exchange Commission.
(5) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 19 purchasers in accordance with the requirements of the rule and the Notice of Sale of Securities on Form D as filed with the Securities and Exchange Commission.
(6) Debentures are convertible into Common Stock at prices of between $0.75 and $1.25 per share.
(7)  Consideration paid for the shares was meat processing equipment.
(8) Shares were issued to Robert V. Matthews, a shareholder and debtholder of the Company, pursuant to an agreement dated November 22, 2000 under which Mr. Matthews acts as an independent debt financing broker and consultant for the Company in an offering exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933.

          As noted above, some shares that were not sold for cash were sold for the purchase of equipment, debt consideration, and consulting and employee services. Shares were issued to Messrs. Queen and Lundy in consideration for their guaranteeing our debt to the bank (see, "Certain Relationships and Related Transactions"). We engaged no underwriters in connection with any such sales, and no underwriting discounts or commissions were paid.

Item 5.   Indemnification of Directors and Officers.

          Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law describes the circumstances under which a business corporation incorporated in Pennsylvania may or must indemnify its directors and officers and the circumstances under which it may not indemnify its officers and directors. Sections 1741 and 1742 of the Pennsylvania Business Corporation Law provide that a business corporation may indemnify any director or officer against liabilities and expenses he or she may incur in connection with a threatened, pending or completed civil, administrative or investigative proceeding by reason of the fact he or she is or was a representative of the corporation or was serving at the request of the corporation as a representative of another enterprise, provided that the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for the expenses the court deems proper. Section 1743 of the Pennsylvania Business Corporation Law provides that the corporation must indemnify any director or officer against expenses he or she incurs in defending these actions if he or she is successful on the merits, or otherwise, in the defense of these actions.

          Section 1746 of the Pennsylvania Business Corporation Law provides that indemnification provided for by Subchapter D is not exclusive of other rights that a person seeking indemnification may have under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, whether or not the corporation would have the power to indemnify the person under any other provision of law. However, Section 1746 prohibits indemnification in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

          Section 8.1 of the Company's by-laws limits the liability of the Company's directors to the fullest extent permitted under Pennsylvania law. Furthermore, the Company, under Section 8.2 of the Company's by-laws, is obligated to indemnify any director or officer, and is permitted to indemnify any agent or employee, to the fullest extent permitted under Pennsylvania law.

                                    PART F/S

   Unaudited Statements for September 30, 2000 and the nine months then ended

                               PINNACLE FOODS, INC
                                  Balance Sheet

                                                          September 30, 2000     December 31, 1999
                                                              (unaudited)
                                                          ------------------     -----------------

                                     Assets
                                     ------

Cash                                                          $   354,720           $    92,271
Accounts Receivable                                             1,064,162               100,102
Inventory                                                         555,749                12,488
Other Current Assets                                              129,034                11,382
                                                              -----------           -----------


Total Current Assets                                            2,103,665               216,243
                                                              -----------           -----------

Property and Equipment, Net                                     2,730,508             1,035,558
                                                              -----------           -----------

Other Assets:
         Deposits                                                  30,198                11,332
                                                              -----------           -----------

                                                              $ 4,864,371           $ 1,263,133
                                                              ===========           ===========


                     Liabilities and Shareholder's Deficit


Notes Payable                                                 $   675,000
Current Portion of Long-term Debt                                       0           $   136,510
Current Portion of  Capital Lease Obligation                      234,934               104,304
Accounts Payable                                                2,254,508               209,145
Accrued Expenses                                                  457,487                40,078
                                                              -----------           -----------
         Total Current Liabilities                              3,621,929           $   490,037
                                                              -----------           -----------

Long-term Debt less Current Maturities                                  0               495,944
Capital Lease Obligation less Current Portion                     879,775               386,593
Convertible Debt                                                  720,240                     0
                                                              -----------           -----------
                                                                1,600,015               882,537
                                                              -----------           -----------

Total Liabilities                                               5,221,944             1,372,574
                                                              -----------           -----------

Shareholders' Deficit:
         Common Stock                                             105,593                82,500
         Additional Paid-in-Capital                             2,293,836               337,500
         Deficit                                               (2,757,003)             (529,441)
                                                              -----------           -----------
                                                                 (357,573)             (109,441)
                                                              -----------           -----------

         Total Liabilities and Shareholders' Deficit          $ 4,864,371           $ 1,263,133
                                                              ===========           ===========

                              PINNACLE FOODS, INC.
                             Statement of Operations


                                           Nine Months Ended
                                          September 30, 2000
                                             (unaudited)
                                          ------------------
Sales                                        $ 5,949,686
Cost of Sales                                  6,618,283
                                             -----------
Gross Loss                                      (668,597)
General and Administrative Expenses            1,348,228
                                             -----------

Loss from Operations                          (2,016,825)

Other Expenses:
         Interest Income                             521
         Interest Expense                       (211,258)
                                             -----------
                                                (210,737)
Net Loss                                     $(2,227,562)
                                             ===========

Earnings (loss per share)
Basic                                        $     (0.23)
                                             -----------
Weighted Average Shares                        9,502,441
                                             -----------

                              PINNACLE FOODS, INC.

                             STATEMENT OF CASH FLOWS

                      NINE MONTHS ENDED SEPTEMBER 30, 2000



                                   (UNAUDITED)

Cash flows from operating activities:
  Net loss                                                     $(2,227,562)
  Adjustments:
    Provision for doubtful accounts                                 25,595
    Depreciation                                                   226,495
    Common stock issued for compensation                            92,800
    Common stock issued for interest                                98,506
    Common stock issued for consulting services                    212,800
    Change in:
      Receivables                                                 (989,655)
      Inventory                                                   (543,261)
      Other assets                                                (117,652)
           Deposits                                                (18,866)
      Accounts payable                                           2,045,363
      Accrued expenses                                             417,409
                                                               -----------

          Cash flows used in operating activities                 (778,028)
                                                               -----------

Cash flows used in investing activities,
 acquisition of property and equipment                            (848,623)
                                                               -----------

Cash flows from financing activities:
  Proceeds from issuance of debt                                 1,415,240
  Proceeds from issuance of common stock                           994,000
  Repayments on long-term debt                                    (382,454)
  Repayments on capital lease obligations                         (137,686)
                                                               -----------

     Cash flows provided by financing activities                 1,889,100
                                                               -----------
Net increase in cash                                               262,449
Cash, beginning                                                     92,271
                                                               -----------

Cash, ending                                                   $   354,720
                                                               ===========

Supplemental disclosure of cash flow information:
  Interest paid during the period                              $    86,394
                                                               ===========

Non cash items:
  Common stock issued for equipment                                311,325
  Forgiveness of debt from a shareholder                           270,000
  Equipment purchased under capital lease obligations              761,497

                              PINNACLE FOODS, INC.
            STATEMENT OF CHANGES IN SHARHEHOLDERS' EQUITY DEFICIENCY
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (UNAUDITED)

                                         COMMON STOCK             ADDITIONAL
                                                                   PAID IN
                                     SHARES          AMOUNT         CAPITAL           DEFICIT           TOTAL
                                -----------------------------------------------------------------------------------
BALANCE AT                          8,250,000      $  82,500     $   337,500       $  (529,441)       $ (109,441)
   JANUARY 1, 2000

NET LOSS                                                                            (2,227,562)       (2,227,562)

FORGIVENESS OF
   SHAREHOLDER DEBT                                                  270,000                             270,000

ISSUANCE OF                         2,309,300         23,093       1,686,337                           1,709,430
   COMMON STOCK
                                -----------------------------------------------------------------------------------

BALANCE AT                         10,559,300      $ 105,593     $ 2,293,837      $ (2,757,003)       $ (357,573)
   SEPTEMBER 30, 2000
                                ====================================================================================

Statements for December 31, 1999 as Audited by Larson, Allen, Weishair & Co., LLP and for the period from inception to such date








                              PINNACLE FOODS, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                              PINNACLE FOODS, INC.

                                TABLE OF CONTENTS

                                DECEMBER 31, 1999

                                                                         Page
                                                                         ----

Independent Auditor's Report...............................................26

Financial Statements:
         Balance Sheet.....................................................27
         Statement of Operations...........................................28
         Statement of Changes in Shareholders' Deficit.....................29
         Statement of Cash Flows...........................................30

Notes to Financial Statements..............................................31

                          INDEPENDENT AUDITOR'S REPORT

To Pinnacle Foods, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheet of Pinnacle Foods, Inc. as of December 31, 1999, and the related statements of operations, changes in shareholders' deficit, and cash flows for the period from inception (July 20, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Foods, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period from inception (July 20, 1999) through December 31, 1999, in conformity with generally accepted accounting principles.



                                              LARSON, ALLEN, WEISHAIR & CO., LLP


Blue Bell, Pennsylvania
May 5, 2000

                              PINNACLE FOODS, INC.
                                  BALANCE SHEET
                                DECEMBER 31,1999

                              ASSETS


Current assets:
    Cash                                                        $    92,271
    Accounts receivable                                             100,102
    Inventory                                                        12,488
    Other current assets                                             11,382
        Total current assets                                        216,243
                                                                -----------

Property and equipment, net                                       1,035,558
                                                                -----------

Other assets:
    Deposits                                                         11,332
                                                                -----------

                                                                $ 1,263,133
                                                                ===========

              LIABILITIES AND SHAREHOLDERS' DEFICIT


Current liabilities:
    Current installment of long-term debt                       $   136,510
    Current installment of capital lease obligations                104,304
    Accounts payable                                                209,145
    Accrued expenses                                                 40,078
                                                                -----------
        Total current liabilities                                   490,037
                                                                -----------

Long-term liabilities:
    Long-term debt less current installments                        495,944
    Capital lease obligation less current installments              386,593
                                                                -----------
                                                                    882,537
                                                                -----------

Shareholders' deficit:
    Common stock                                                     82,500
    Additional paid-in capital                                      337,500
    Deficit                                                        (529,441)
                                                                -----------
                                                                   (109,441)
                                                                -----------

                                                                $ 1,263,133
                                                                ===========

                              PINNACLE FOODS, INC.
                             STATEMENT OF OPERATIONS
      FOR THE PERIOD FROM INCEPTION (JULY 20,1999) THROUGH DECEMBER 31,1999

Sales                                                               $   237,657

Cost of sales                                                           461,661
                                                                    -----------

Gross loss                                                             (224,004)

General and administrative expenses                                     281,649
                                                                    -----------

Loss from operations                                                   (505,653)
                                                                    -----------

Other expenses:
    Interest income                                                       1,628
    Interest expense                                                    (25,416)
                                                                    -----------
                                                                        (23,788)

Net loss                                                            $  (529,441)
                                                                    -----------

Earnings (loss per share):

Basic                                                               ($      .08)
                                                                    ===========

Weighted average shares                                               6,304,930
                                                                    ===========

                              PINNACLE FOODS, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
      FOR THE PERIOD FROM INCEPTION (JULY 20,1999) THROUGH DECEMBER 31,1999

                                            Common                              Additional
                                            Shares                              Paid-In
      Balance                               Outstanding         Amount          Capital          Deficit            Total
      -------                               -----------         ------          -------          -------            -----

Issuance of common stock                    8,250,000           $82,500         $337,500                          $ 420,000

Net loss for the period ended
  December 31, 1999                                                                              $(529,441)        (529,441)
                                            ---------           -------         --------         ----------        ---------

Balance, December 31, 1999                  8,250,000           $82,500         $337,500         $(529,441)       $(109,441)
                                            =========           =======         ========         ==========       ==========

                              PINNACLE FOODS, INC.
                             STATEMENT OF CASH FLOWS
      FOR THE PERIOD FROM INCEPTION (JULY 20,1999) THROUGH DECEMBER 31,1999

Cash flows used for operating activities:
    Net loss                                                        $  (529,441)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
Depreciation                                                             35,980
Changes in assets and liabilities:
    Increase in accounts receivable                                    (100,102)
    Increase in inventory                                               (12,488)
    Increase in other current assets                                    (11,382)
    Increase in deposits                                                (11,332)
    Increase in accounts payable                                        209,145
Increase in accrued expenses                                             40,078
                                                                    -----------
Net cash used for operating activities                                 (379,542)
                                                                    -----------

Net cash used for investing activities:
    Purchase of property and equipment                                 (580,641)
                                                                    -----------

Cash flows from financing activities:
    Issuance of common stock                                            420,000
    Proceeds from note payable                                          632,454
                                                                    -----------
Net cash provided by financing activities                             1,052,454
                                                                    -----------

Net increase in cash                                                     92,271

Cash, beginning of year                                                       0
                                                                    -----------

Cash, end of year                                                   $    92,271
                                                                    ===========

Supplemental disclosure of cash flow information:
Interest paid                                                       $    25,416
                                                                    ===========

Supplemental disclosure of non-cash financing activities:
    Purchase of equipment under capital lease agreement             $   490,897
                                                                    ===========

                              PINNACLE FOODS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31,1999

Note 1.   Business description:

          Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to area supermarkets.

Note 2.   Summary of significant accounting policies:

          Accounts receivable:

          Accounts receivable are stated at net realizable value. Management estimates that no accounts are doubtful at December 31, 1999. Bad debt expense for the period July 20, 1999 through December 31, 1999 was $2,679.

          Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Income taxes:

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of balance sheet items for financial and income tax reporting. There is no difference between the basis for financial and income tax reporting, thus no deferred tax asset or liability was recorded.

          Advertising costs:

          Advertising costs are charged to expense when incurred. Advertising expenses we're $11,621 in 1999.

          Inventory:

          Inventories, primarily packaging supplies, are valued at the lower of cost or market. Cost is principally determined by either the first-in, first-out (FIFO) or average cost methods.

                              PINNACLE FOODS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1999


Note 2.   Summary of significant accounting policies (continued):

          Property, plant and equipment:

          Items capitalized as property, plant, equipment, and leasehold improvements are recorded at cost. Maintenance and repair costs are expensed as incurred.

          Depreciation method:

          Depreciation is computed using the straight-line method based on estimated useful lives of the assets. Estimated lives are as follows-

                 Equipment                                  7
                 Furniture and fixtures                     7
                 Computers                                  5
                 Leasehold improvements                     3

          Earnings (loss) per share:

          In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share basic earnings per share excludes the dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with requirements of SFAS No. 128.

          Recent accounting pronouncement:

          In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, which is effective, as amended, for all quarters in fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As the Company does not currently engage in derivative or hedging activities, the adoption of this standard is not expected to have a significant impact on the Company's financial statements.

                              PINNACLE FOODS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1999


Note 3.   Property and equipment:

          Property and equipment at December 31, 1999 is comprised of the following:

                Leasehold improvement                             $29,000
                Machinery                                       1,017,235
                Computer hardware and software                      5,266
                Furniture and fixtures                             20,037
                                                                  -------
                                                                1,071,538
                Accumulated depreciation                         (35,980)
                                                                ---------

                                                               $1,035,558
                                                               ==========

          Depreciation expense for the period July 20, 1999 through December 31, 1999 was $35,980.

Note 4.   Long-term debt:

          Long-term debt consists of the following at December 31, l999:

                9.25% note payable to bank due in monthly
                installments of $6,282 including principal and
                interest, maturing in October 2004. The note
                is secured by personal guarantees of two of
                the shareholders.                                      $296,031

                Prime +1% note payable to a majority shareholder.
                Interest payments are due monthly. Loan principal
                is due on July 31, 2001.                                250,000

                15% note payable in monthly installments of
                $10,213 including principal and interest, maturing
                on September 1, 2000. The loan is collateralized
                by factory equipment.                                    86,423
                                                                       --------
                                                                        632,454
                Less: current portion                                  (136,510)
                                                                       --------

                                                                       $495,944
                                                                       ========

                              PINNACLE FOODS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1999


Note 4    Long-term debt (continued):

          Principal payments due on long-term debt for each of the subsequent five years are as follows as of December 31, 1999:

                 2000                       $136,510
                 2001                        304,920
                 2002                         60,222
                 2003                         66,035
                 2004                         64,767
                                            --------

                                            $632,454
                                            ========

Note 5.   Capital lease obligations:

          The Company is a lessee under five capital leases of various meat processing equipment from Sona Financial Services, Copelco Capital, Omnilift, and Robert Reiser & Co., Inc. The Sona Financial Services lease agreement calls for thirty-six monthly payments of $4,661 expiring in September 2002. The Copelco Capital lease calls for sixty-three monthly payments of $3,547 expiring in November 2004. The Omnilift lease is a five-year lease with sixty monthly payments of $444 expiring in September 2004. The two Robert Reiser & Co., Inc. lease agreements call for 60 monthly payments of $1,725 and $7,203 expiring in October 2004 and November 2004, respectively.

          The Company is obligated under one capital lease for phone equipment. The Company entered into a five-year lease with a monthly payment of $116 expiring in July 2004.

               Total capital leases payable                  $490,897
               Less: current portion                         (104,304)
                                                             --------

               Total capital leases payable, long-term       $386,593
                                                             ========

          Aggregate maturities under these capital leases for the five years subsequent to December 31, 1999 are as follows:

               2000                                          $104,304
               2001                                            90,272
               2002                                            97,109
               2003                                           103,576
               2004                                            95,636

               Total capital leases payable                  $490,897
                                                             ========

                              PINNACLE FOODS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1999


Note 6.   Stockholder's equity:

          Common stock:

          There are 50,000,000 shares of common stock, $.01 par value, authorized; 8,250,000 shares issued and outstanding.

Note 7.   Income taxes:

          The Company has $529,441 in Federal and State net operating loss carryovers, which can be used to offset future taxable income. The net operating loss carryforwards expire in the year 2010.

          The components of the Company's deferred tax assets are as follows:

                Net operating loss carryforward             $,175,000
                Valuation allowance                          (175,000)
                                                            ---------

                Deferred tax asset                          $       0
                                                            =========

Note 8.   Lease commitments:

          The Company leases the 934-950 N. Third Street location. The lease is for a term of 37 months ending August 31, 2002. The Company pays $66,000 per annum, on a monthly basis.

Note 9.   Significant customers:

          During the period July 20, 1999 through December 31, 1999 the Company had two customers that accounted for approximately 54% and 40% of the Company's sales.

Note 10.  Financial instruments:

          Concentration of credit risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, and trade accounts receivable.

                              PINNACLE FOODS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31,1999


Note 10.  Financial instruments (continued):

          Concentration of credit risk (continued):

          The Company has concentrated its credit risk for cash by maintaining substantially all of its depository accounts in a single financial institution. Accounts in the bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year the Company had cash balances in this financial institution that exceeded the FDIC limit. The financial institution has a strong credit rating, and management believes that credit risk relating to these deposits is minimal.

          Cash equivalents consists of commercial paper with maturities not longer than 90 days and are maintained in an account with the investment division of the above financial institution. The financial institution has a strong credit rating and management believes that credit risk relating to these cash equivalents is minimal.

          While the Company does not require collateral on its trade accounts receivable, credit risk is limited due to major retailers in the food industry comprising the Company's customer base. Historically, the Company has not suffered significant losses with respect to trade accounts receivable.

PART III

Item 1.   Index to Exhibits.


          3.1       Articles of Incorporation (with amendments thereto)

                    3.1.1    Original Articles of Incorporation...............39

                    3.1.2    Articles of Amendments...........................41

                    3.1.3    Statement of Change of Registered Office.........42

          3.2       By-laws...................................................44

          10.1      Employment Agreement between Pinnacle Foods, Inc. and
                    Michael D. Queen dated July 1, 1999.......................58

          10.2      Employment Agreement between Pinnacle Foods, Inc.
                    and Samuel Lundy dated July 1, 1999.......................65

          10.3      Termination Agreement between Pinnacle Foods, Inc.
                    and Samuel Lundy dated June 9, 2000.......................72

          10.4      Agreement between Pinnacle Foods, Inc. and Robert V.
                    Matthews dated November 22, 2000..........................90

          10.5      Amended and Restated Lease Agreement between
                    Pinnacle Foods, Inc. and Theordore C. Asousa and
                    Theodore Asousa, Jr, T/A Asousa Partnership dated
                    April 1, 2000 with respect to Pottstown Facility .........99

          10.6      Lease Agreement between Pinnacle Foods, Inc.
                    and S. Lundy & Sons, Inc. dated August 1, 1999
                    with respect to Philadelphia Facility....................117

          23.1      Consent of Independent Auditor for period ended
                    December 31, 1999....................................... 152

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              PINNACLE FOODS, INC.


Date:  January 22, 2001                       By: /s/ Michael Queen
                                                  ------------------------------
                                                  Michael Queen, President